Northern Dynasty Reports Annual General Meeting Results and Welcomes New Directors

June 24, 2026 Vancouver - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces the voting results from its 2025 Annual Meeting of Shareholders held on June 24, 2026 in Vancouver, British Columbia (the "Meeting") and welcomes new members to its Board of Directors. A total of 292,112,632 common shares were voted at the Meeting, representing 52.16% of the votes attached to all outstanding common shares as of the record date of May 5, 2026. Consistent with the Company's recommendations, shareholders voted in favour of all items of business considered at the Meeting, as follows:

Director	Votes For	Percentage	Votes Withheld	Percentage
Desmond Balakrishnan	96,764,536	53.74	83,304,043	46.26%
Robin Bienenstock	174,211,611	96.75%	5,856,967	3.35%
Robert Dickinson	165,272,924	91.78%	14,795,653	8.22%
Wayne Kirk	167,117,517	92.81%	12,951,063	7.19%
Stephen Meyer	174,725,860	97.03%	5,342,718	2.97%
Julie Morman	174,438,495	96.87%	5,630,083	3.13%
Kenneth Pickering	173,330,632	96.26%	6,737,946	3.74%
Isabel Satra	172,212,115	95.64%	7,856,462	4.36%
Ronald Thiessen	174,591,916	96.96%	5,476,663	3.04%

For the other items at the Meeting, shareholders re-appointed Deloitte LLP as the Company's auditor (286,544,094 votes FOR (98.09%) and 5,568,537 votes WITHHELD (1.91%) and approved a resolution that authorized for grant all currently available and unallocated share options issuable pursuant to the Company's share option plan until June 24, 2029 (123,643,340 votes FOR (68.66%) and 56,425,237 votes AGAINST (31.34%).

Detailed voting results for the Meeting will be available on SEDAR plus at www.sedarplus.ca.

Robert Dickinson, Chairman, said "I would like to welcome Julie Morman, Robin Bienenstock and Steve Meyer to Northern Dynasty's Board of Directors. They bring highly complementary experience in Alaska, in mining and in finance, as well as valuable insight that will enhance the Board's ability to provide strong guidance as the Company advances the Pebble Project. I also want to thank Siri Genik and Josie Hickel, who have left the Board, for their contributions to our success to date."

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This document includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this document, other than statements of historical facts are forward-looking statements. Investors should also consider  the risk factors identified in the Company's Annual Information Form for the year ended December 31, 2025, as filed on SEDAR+ (www.sedarplus.ca) and included in its annual report on Form 40-F filed on EDGAR (www.sec.gov), as well as the risk factors set out in the Company's subsequent public continuous disclosure filings available on SEDAR+ and EDGAR. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.